EXHIBIT 4.19

PLACEMENT AGENT AGREEMENT

July 25, 2012

AMERICAN BIO MEDICA CORPORATION

122 Smith Road

Kinderhook, New York 12106

RE: Placement Agent Agreement for Extension of Existing 10% Subordinated Convertible Debentures

Dear Mr. Cipkowski:

This letter confirms our agreement that American Bio Medica Corporation, a New York corporation (“ABMC ” or the "Company”) has engaged Cantone Research, Inc. (“CRI” or the “Placement Agent”) to act as the Company’s exclusive Placement Agent in connection with the proposed amendment (the “Offering”) of the Company’s existing $750,000 10% Subordinated Convertible Debentures due August 1, 2012, Series A to 15% Subordinated Convertible Debentures due August 1, 2013, Series A (the “Debentures”, and, together with the Company’s common stock into which the Debentures are convertible, the “Securities”), pursuant to the Company’s private offering memorandum dated July 20, 2012 (the “Memorandum”). The terms of the Offering and the proposed uses of the gross proceeds of such Offering are summarized in Exhibit A to this Placement Agent Agreement (the “Agreement”). The Offering will be made solely to “accredited investors” (the “Accredited Investors”), as such term is defined in Rule 501(a) of Regulation D (“Regulation D”) promulgated under the United States Securities Act of 1933, as amended (the “Securities Act”), pursuant to an exemption from registration under applicable federal and state securities laws available under Rule 506 of Regulation D and in accordance with the terms of this Agreement. The gross proceeds of the Offering will be on a best efforts basis (no minimum) up to an aggregate of $750,000. Any term capitalized in this Agreement, but not defined herein, shall have the same meaning as defined in the Memorandum.

Upon acceptance, (indicated by your signature below), this Agreement will confirm the terms of the engagement between the Placement Agent and the Company.

1.           Appointment.

(a)          On the basis of the representations, warranties and covenants contained in this Agreement, and subject to the terms and conditions of this Agreement, the Company hereby retains the Placement Agent, and the Placement Agent hereby agrees to act, as the Company’s exclusive Placement Agent in connection with the Offering. As Placement Agent for the Offering, CRI will advise and assist the Company in identifying and assisting the Company in issuing the Securities to the holders of existing debentures (the “Holders”) Holders in the Offering under the terms and conditions described in the Memorandum. The Company acknowledges and agrees that the Placement Agent is only required to use its “commercially reasonable best efforts” in connection with the Offering and that this Agreement does not constitute a commitment by the Placement Agent to purchase the Securities or introduce the Company to Holders. CRI will, in its sole discretion, determine the reasonableness of its efforts, and is under no obligation to perform at any level other than what it deems reasonable. The Company retains the right to determine all of the terms and conditions of the Offering.

(b)          During the Term of this Agreement (as such term is defined below), neither the Company nor any of its subsidiaries will, directly or indirectly, solicit or otherwise encourage the submission of any proposal or offer (“Investment Proposal”) from any person or entity relating to any issuance of the Company’s or any of its subsidiaries’ securities (including debt securities) or participate in any discussions regarding an Investment Proposal. The Company will immediately cease all contacts, discussions and negotiations with third parties regarding any Investment Proposal.

2.           Information.

(a)          The Company recognizes that, in completing its engagement hereunder, the Placement Agent will be using and relying on the Memorandum, publicly available information and on data, material and other information furnished to Placement Agent by the Company or the Company’s affiliates and agents. The Company will cooperate with CRI and furnish, and cause to be furnished, to CRI, any and all information and data concerning the Company, its subsidiaries and the Offering that CRI deems appropriate, including, without limitation, the Company’s acquisition and/or merger plans and plans for raising capital or additional financing that is reasonably requested by CRI (the “Information”), including subscription agreements, and the forms of the Debentures (together with the Memorandum, the “Private Placement Materials”). Any Information and Private Placement Materials forwarded to Holders will be in form reasonably acceptable to Placement Agent and its counsel. The Company represents and warrants that all Information and Private Placement Materials, including, but not limited to, the Company’s financial statements and all information incorporated by reference therein, will be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading.

(b)          It is further agreed that CRI will conduct a due diligence investigation of the Company and the Company will reasonably cooperate with such investigation as a condition of CRI’s obligations hereunder. The Company recognizes and confirms that the Placement Agent: (i) will use and rely primarily on the Information, the Private Placement Materials and information available from generally recognized public sources in performing the services contemplated by this letter without having independently verified the same; (ii) is authorized as the Placement Agent to transmit to any prospective investors a copy or copies of the Private Placement Materials and any other legal documentation supplied to the Placement Agent for transmission to any prospective investors by or on behalf of the Company or by any of the Company’s officers, representatives or agents, in connection with the performance of the Placement Agent’s services hereunder or any transaction contemplated hereby; (iii) does not assume responsibility for the accuracy or completeness of the Information or the Private Placement Materials and such other information, if any provided to the Holders; (iv) will not make an appraisal of any assets of the Company or the Company generally; and (v) retains the right to continue to perform due diligence of the Company, its business and its officers and directors during the course of the engagement.

(c)          Until the date that is one year from the date hereof, CRI will keep all information obtained from the Company confidential except: (i) Information which is otherwise publicly available, or previously known to or obtained by, CRI independently of the Company and without breach of any of CRI’s agreements with the Company; (ii) CRI may disclose such information to its officers, directors, employees, agents, representatives, attorneys, and to its other advisors and financial sources on a need to know basis only and will ensure that all such persons will keep such information strictly confidential. No such obligation of confidentiality shall apply to information that: (i) is in the public domain as of the date hereof or hereafter enters the public domain without a breach by CRI, (ii) was known or became known by CRI prior to the Company’s disclosure thereof to CRI, (iii) becomes known to CRI from a source other than the Company, and other than by the breach of an obligation of confidentiality owed to the Company, (iv) is disclosed by the Company to a third party without restrictions on its disclosure, (v) is independently developed by CRI or (vi) is required to be disclosed by CRI or its officers, directors, employees, agents, attorneys and to its other advisors and financial sources, pursuant to any order of a court of competent jurisdiction or other governmental body or as may otherwise be required by law.

(d)          The Company recognizes that in order for CRI to perform properly its obligations in a professional manner, the Company will keep CRI informed of and, to the extent practicable and as allowed by law, permit CRI to participate in meetings and discussions between the Company and any third party relating to the matters covered by the terms of CRI’s engagement. If at any time during the course of CRI’s engagement, the Company becomes aware of any material change in any of the information previously furnished to CRI, it will promptly advise CRI of the change.

(e)          The Offering shall be conditioned upon, among other things, the satisfactory completion by CRI of its due diligence investigation and analysis of: (A) the Company’s arrangements with its officers, directors, employees, affiliates, customers and suppliers, and (B) the audited and unaudited historical financial statements of the Company.

3.           Compensation. As compensation for services rendered and to be rendered hereunder by Placement Agent, the Company agrees to pay Placement Agent the following fees in consideration of the services rendered by the Placement Agent in connection with the Offering:

(a)          The Company agrees to pay CRI a cash fee payable upon each closing of the transaction contemplated by this Agreement (“Closing”) equal to five percent (5%) of the gross amount of existing debentures converted into the Debentures, the fees received by CRI are referred herein as the “Placement Fee”.

(b)          The Company agrees to issue to CRI (or its designated affiliates or assignees), warrants to purchase 75,000 shares of common stock of the Company exercisable for three years at an exercise price of $0.17 per share.

(c)          The Company agrees to pay CRI a non-accountable expense allowance in cash (the “Non-Accountable Fee”) equal to 1% of the gross amount of Replacement Debentures.

(d)          In the event this Agreement is not completed within the term set forth in Section 4, CRI will be entitled to reimbursement of its out-of-pocket accountable expenses actually incurred in connection with this Offering.

(e)          CRI shall assist and cooperate with legal counsel to the Company in effecting a filing of a Registration Statement with the Securities and Exchange Commission with respect to the public offering of the shares of Company common stock into which the Debentures are convertible filed in connection with the Offering (the “SEC Filing”). The Company will be responsible for the reasonable costs and expenses of CRI in connection with the SEC Filing.

(f)          The Company will assist and cooperate with legal counsel to CRI in the filing with the Financial Industry Regulatory Authority (“FINRA”) Corporate Financing Department pursuant to FINRA Rule 2710(b)(10)(A)(i) (the “Issuer Filing”) and the Company shall pay the filing fee required by such Issuer Filing and the agreed fees of counsel to CRI in connection with the Issuer Filing and clearing such filing with FINRA. The Company shall assist legal counsel to CRI in pursuing the Issuer Filing until FINRA issues a letter confirming that it does not object to the terms of the Offering contemplated by such Registration Statement.

4.           Term of Engagement.

(a)          This Agreement will remain in effect until August 31, 2012 after which either party shall have the right to terminate it on fifteen (15) days prior written notice to the other. The date of termination of this Agreement is referred to in this Agreement from time to time as the “Termination Date.” The period of time during which this Agreement remains in effect is referred to herein from time to time as the “Term.” In the event, however in the course of CRI’s performance of due diligence it deems it necessary to terminate the engagement, CRI may do so prior to the Termination Date and upon immediate written notice.

(b)          Notwithstanding anything herein to the contrary, the obligation to pay the compensation and expenses described in Section 3, this Section 4, Sections 7 and 9-18 and all of Exhibit A, will survive any termination or expiration of this Agreement. The termination of this Agreement shall not affect the Company’s obligation to pay fees to the extent provided for in Section 3 above and shall not affect the Company’s obligation to reimburse the expenses accruing prior to such termination to the extent provided for in this Agreement. All such fees and reimbursements due shall be paid to the Placement Agent on or before the Termination Date (in the event such fees and reimbursements are earned or owed as of the Termination Date) or upon the closing of the Offering or any applicable portion thereof (in the event such fees are due pursuant to the terms of Section 3 hereof).

(c)          Notwithstanding anything herein to the contrary, the Company agrees to accept any current Holder who is an Accredited Investor and who signs and tenders the necessary transaction documents to CRI and to pay CRI all compensation required under Section 3, above upon CRI tendering such transaction documents to the Company.

5.          Certain Placement Procedures. The Company and the Placement Agent each represents to the other that it has not taken, and the Company and the Placement Agent each agrees with the other that it will not take any action, directly or indirectly, so as to cause the Offering to fail to be entitled to rely upon the exemption from registration afforded by Section 4(2) of the Securities Act and Regulation D. In effecting the Offering, the Company and the Placement Agent each agrees to comply in all material respects with applicable provisions of the Securities Act and any regulations thereunder and any applicable state laws and requirements. In order to induce CRI to enter into this Agreement, the Company agrees that CRI may rely upon any representations and warranties made to any Offeree in this Offering (as if fully set forth herein) for its benefit, and that all such representations and warranties shall be true and correct in all material respects, and shall be true and correct in all material respects as of the date of each Closing. The Company agrees that it shall cause any opinion of its counsel delivered to any Holders in the Offering also to be addressed and delivered to the Placement Agent, or to cause such counsel to deliver to the Placement Agent a letter authorizing it to rely upon such opinion.

6.           Representations, Warranties and Covenants of CRI.

CRI, (the “Placement Agent) hereby represent and warrant to, and covenant with, the Company that:

(a)          The Securities offered and sold by the Placement Agent have been and will be offered and sold in compliance with all federal and state securities laws and regulations governing the registration and conduct of broker-dealers, and the Placement Agent making the offer or sale of Securities was or will be, at the time of any such offer or sale, registered as a broker-dealer pursuant to Section 15(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and under the laws of each applicable state of the United States (unless exempted from the respective state’s broker-dealer registration requirements), and in good standing with FINRA;

(b)          The Securities offered and sold by the Placement Agent have been and will be offered and sold only to Accredited Investors in accordance with Rule 506 of Regulation D and applicable state securities laws; provided, however, the Company shall make all necessary filings under Rule 503 of Regulation D and such similar notice filings under applicable state securities laws. The Placement Agent represents and warrants that they have reasonable grounds to believe and do believe that each person to whom a sale, offer or solicitation of an offer to purchase Securities was or will be made was and is an Accredited Investor. Prior to the sale and delivery of a Company security to any such investor, the Placement Agent will obtain an executed subscription agreement and an executed investors’ rights agreement in the form agreed upon by the Company and the Placement Agent (the “Subscription Documents”).

(c)          (i) Sales of the Securities by the Placement Agent will be made only in such jurisdictions in which: (A) the Placement Agent is a registered broker-dealer; and (B) the Placement Agent has been advised by counsel that the offering and sale of the Securities is registered under, or is exempt from registration under, applicable laws. (ii) offers and sales of the Securities by the Placement Agent will be made in compliance with the provisions of Regulation D and/or Section 4(2) of the Securities Act, and the Placement Agent shall furnish to each Offeree a copy of the Memorandum (including all Schedules and Exhibits thereto) prior to accepting any subscriptions for Securities.

(d)          In connection with the offers and sales of the Securities, the Placement Agent has not and will not:

i.            Offer or sell, or solicit any offer to buy, any Securities by any form of “general solicitation” or “general advertising”, as such terms are used in Regulation D, or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act;

ii.          Use any written material other than the Memorandum, a copy of which is attached hereto as Exhibit C , and the Subscription Documents, and shall only rely upon and communicate information that is publicly available regarding the Company to any potential investors (without limiting the foregoing, the Placement Agent is not authorized to make any representation or warranty to any Offeree concerning the Company or an investment in the Securities); or

iii.         Take any action that would constitute a violation of Regulation M under the Exchange Act.

The Placement Agent will periodically notify the Company of the jurisdictions in which it intends the Securities to be offered by it or will be offered by it pursuant to this Agreement, and will periodically notify the Company of the status of the Offering conducted pursuant to this Agreement.

7.           Indemnification. The Company agrees to indemnify the Placement Agent in accordance with the indemnification and other provisions attached to the Agreement as Exhibit B (the “Indemnification Provisions”), which provisions are incorporated herein by reference and shall survive the termination or expiration of the Agreement.

8.          Other Activities. The Company acknowledges that CRI has been, and may in the future be, engaged to provide services as an underwriter, placement agent, finder, advisor and investment banker to other companies in the industry in which the Company is involved. Subject to the confidentiality provisions of CRI contained in Section 2 hereof, the Company acknowledges and agrees that nothing contained in this Agreement shall limit or restrict the right of CRI or of any member, manager, officer, employee, agent or representative of CRI, to be a member, manager, partner, officer, director, employee, agent or representative of, investor in, or to engage in, any other business, whether or not of a similar nature to the Company’s business, nor to limit or restrict the right of CRI to render services of any kind to any other corporation, firm, individual or association; provided that CRI and any of its member, manager, officer, employee, agent or representative shall not use the Information to the detriment of the Company. CRI may, but shall not be required to, present opportunities to the Company.

9.          Future Rights. Upon the successful completion of any amount of the Offering, for a period of twelve (12) months from the final closing the Offering, the Company grants CRI the right of first refusal to act as lead underwriter or placement agent for any and all future public and private equity and debt offerings during such twelve (12) month period of the Company, or any successor to or any subsidiary of the Company. Any economics in connection with a Financing that will be split with any additional agent(s) or underwriter(s) will be determined solely by CRI.

10.         Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement will be governed as to validity, interpretation, construction, effect and in all other respects by the internal law of the State of New York. The Company and CRI each (i) agree that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in the New York State Supreme Court, County of Albany, or in the United States District Court for the Northern District of New York sitting in the city of Albany, New York, (ii) waives any objection to the venue of any such suit, action or proceeding, and the right to assert that such forum is an inconvenient forum, and (iii) irrevocably consents to the jurisdiction of the New York State Supreme Court, County of Albany, and the United States District Court for the Northern District of New York in any such suit, action or proceeding. Each of the Company and CRI further agrees to accept and acknowledge service of any and all process that may be served in any such suit, action or proceeding in the New York State Supreme Court, County of Albany, or in the United States District Court for the Northern District of New York and agree that service of process upon it mailed by certified mail to its address shall be deemed in every respect effective service of process in any such suit, action or proceeding. The parties hereby expressly waive all rights to trial by jury in any suit, action or proceeding arising under this Agreement.

11.         Securities Law Compliance. The Company, at its own expense, will obtain any registration or qualification required to sell any Securities under the Blue Sky laws of any applicable jurisdictions within the applicable required time periods.

12.         Representations and Warranties.

The Company and each of its subsidiaries respectively represent and warrant that:

(a)          it has full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder;

(b)         this Agreement has been duly authorized and executed and constitutes a legal, valid and binding agreement of such party enforceable in accordance with its terms; and

(c)          the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not conflict with or result in a breach of (i) such party’s certificate of incorporation or by-laws or (ii) any agreement to which such party is a party or by which any of its property or assets is bound.

13.         Parties; Assignment; Independent Contractor. This Agreement has been and is made solely for the benefit of CRI and the Company and each of the persons, agents, employees, officers, directors and controlling persons referred to in Exhibit A and their respective heirs, executors, personal representatives, successors and assigns, and nothing contained in this Agreement will confer any rights upon, nor will this Agreement be construed to create any rights in, any person who is not party to such Agreement, other than as set forth in this paragraph. The rights and obligations of either party under this Agreement may not be assigned without the prior written consent of the other party hereto and any other purported assignment will be null and void. CRI has been retained under this Agreement as an independent contractor, and it is understood and agreed that this Agreement does not create a fiduciary relationship between CRI and the Company or their respective Boards of Directors. CRI shall not be considered to be the agent of the Company for any purpose whatsoever and CRI is not granted any right or authority to assume or create any obligation or liability, express or implied, on the Company’s behalf, or to bind the Company in any manner whatsoever.

14.         Validity. This Agreement contains the entire agreement between the parties hereto. No party has made any statement, agreement or representation, either oral or written, in connection herewith, modifying, adding or changing the terms and conditions herein set forth. No present or past dealings between the parties shall be permitted to contradict or modify the terms hereof. No modification of this Agreement shall be binding unless such modification is in writing and signed by the parties hereto. In case any term of this Agreement will be held invalid, illegal or unenforceable, in whole or in part, the validity of any of the other terms of this Agreement will not in any way be affected thereby.

15.         Counterparts. This Agreement may be executed in counterparts and each of such counterparts will for all purposes be deemed to be an original, and such counterparts will together constitute one and the same instrument.

16.         Notices. All notices will be in writing and will be effective when delivered in person or sent via facsimile and confirmed by letter, to the party to whom it is addressed at the following addresses or such other address as such party may advise the other in writing (copies shall not constitute notice):

If to the Company:

AMERICAN BIO MEDICA CORPORATION

122 Smith Road

Kinderhook, New York 12106

ATTN: Corporate Secretary/Chief Compliance Officer

Telephone: 518-758-8158

Facsimile: 518-758-8171

Email: mdwaterhouse@abmc.com

with a copy (which shall not constitute notice) to:

NOLAN & HELLER, LLP

39 N. Pearl Street

Albany, New York 12207

ATTN: Richard L. Burstein, Esq.

Telephone: 518-449-3300

Facsimile: 518-432-3123

Email: rburstein@nolanandheller.com

To the Placement Agent

Cantone Research Inc.

766 Shrewsbury Ave

Tinton Falls, NJ 07724

Telephone: 732-450-3500

Facsimile: 732-450-3520

Attention: Anthony Cantone

With a copy (which will not constitute notice) to:

Christopher P. Flannery, Esq.

4 Hillman Drive

Suite 104

Chadds Ford, PA 19317

Telephone: 610-361-8016

Facsimile: 610-558-4882

17.         Best Efforts Engagement. It is expressly understood and acknowledged that CRI’s engagement for the Offering does not constitute any commitment, express or implied, on the part of CRI or of any of its affiliates to purchase or place the Company’s securities or to provide any type of financing and that the Offering will be conducted by CRI on a “best efforts” (no minimum) basis.

18.         Announcements. The Company agrees that CRI shall, upon a successful transaction, have the right to place advertisements in financial and other newspapers and journals at its own expense describing its services to the Company hereunder, provided that CRI shall submit a copy of any such advertisement to the Company for its approval, such approval not to be unreasonably withheld, conditioned or delayed. The Company further agrees that it shall not issue any press release in connection with the Offering without CRI’s prior written approval of such press release. The Company further agrees that CRI’s counsel shall have the right to review and comment on any Current Report on Form 8-K regarding the Offering prepared by or on behalf of the Company before the same is filed with the SEC.

Very truly yours,

CANTONE RESEARCH, INC.

By:	/S/ Anthony Cantone
Anthony Cantone, President

Agreed to and accepted this 25th day of July, 2012

AMERICAN BIO MEDICA CORPORATION

By:	/S/ Melissa A. Waterhouse
Melissa A. Waterhouse
EVP, Chief Compliance Officer
Corporate Secretary

EXHIBIT A

TERMS OF THE OFFERING

Issuer:	American Bio Medica Corporation (ABMC)

Issue:	ABMC will extend the Original Debentures maturing 8/1/2012 to mature on 8/1/2013 and increase interest to 15% beginning 8/1/2012 (the “Amendments”) and will pay interest quarterly.

Investors:	Original Debenture Holders who qualify as “Accredited Investors” as defined in Rule 501 of Regulation D and meet the other investor suitability standards.

Note price:	Par - 100% of Face Value, minimum $1,000 per Replacement Debenture

Interest rate:	15% simple in arrears. The first payment of this higher rate will be made on 11/1/2012.

Registration:	Company will file a “Special” registration statement as soon as practicable after August 1, 2012 to reflect the change in interest rate and the one year extension of the Original Debentures. The “Special” registration statement will also reflect the change in strike price and extension of the Placement Agent Warrants previously issued to the Placement Agent (and referenced in “Placement Agent Fee” below.

Right of Participation:	For as long as any of the Replacement Debentures remain outstanding, the investors (through the Placement Agent) shall have a right of participation in any new fund raising (debt or equity of any kind) undertaken by ABMC.

Additional Covenants:	The Replacement Debentures will contain provisions prohibiting ABMC from issuing variable priced equity or variable price equity linked Securities.

Placement agent fee:	5% in cash of $750,000 ($37,500), plus 75,000 3-year warrants at $.17 per share

Expense allowance:	Non-accountable 1%

Bridge loan:	Provided that Holders of at least $650,000 of the Original Debentures agree to the Extended Maturity Date, Cantone Asset Management LLC (“CAM”) (an affiliate of Anthony Cantone, a principal of the Placement Agent) will provide a $150,000 bridge loan maturing 8/1/2013 (1) to pay principal of and accrued interest due on the Original Debentures of those Holders who do not agree to the Debenture Amendments and (2) any excess will be available for working capital. CAM will be paid 15% interest for one year (regardless if prepaid) on the amount of bridge loan plus 10% in restricted stock valued at .17 per share. ($150,000 bridge loan = $15,000 worth of restricted stock = 88,235 shares). The Bridge Loan is expected to be re-paid from proceeds of future financing. If ABMC is involved in any business combination, such as a merger or acquisition, the Bridge Loan would be paid a 30% bonus on the principal amount and paid in full on the closing of that transaction.

New funding:	ABMC will work with CRI to issue up to $2 million convertible senior secured Notes (the “New Funding”) within the next 12 months that will be collateralized by all assets (including, but not limited to, the Company’s real estate & equipment) currently pledged to First Niagara Financial Group.

EXHIBIT B

INDEMNIFICATION PROVISIONS

Capitalized terms used in this Exhibit shall have the meanings ascribed to such terms in the Agreement to which this Exhibit is attached.

The Company agrees to indemnify and hold harmless Placement Agent and each of the other Indemnified Parties (as hereinafter defined) from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements, and any and all actions, suits, proceedings and investigations in respect thereof and any and all legal and other costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise (including, without limitation, the costs, expenses and disbursements, as and when incurred, of investigating, preparing, pursing or defending any such action, suit, proceeding or investigation (whether or not in connection with litigation in which any Indemnified Party is a party)) (collectively, “Losses”), directly or indirectly, caused by, relating to, based upon, arising out of, or in connection with, Placement Agent’s acting for the Company, including, without limitation, any act or omission by Placement Agent in connection with its acceptance of or the performance or non-performance of its obligations under the Agreement between the Company and Placement Agent to which these indemnification provisions are attached and form a part, any breach by the Company of any representation, warranty, covenant or agreement contained in the Agreement or the subscription agreement with the investors (or in any instrument, document or agreement relating thereto, including any agency agreement), or the enforcement by Placement Agent of its rights under the Agreement or these indemnification provisions, except to the extent that any such Losses are found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from the gross negligence or willful misconduct of the Indemnified Party seeking indemnification hereunder.

The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with the engagement of Placement Agent by the Company or for any other reason, except to the extent that any such liability is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from such Indemnified Party’s gross negligence or willful misconduct.

These Indemnification Provisions shall extend to the following persons (collectively, the “Indemnified Parties”): Placement Agent, its present and former affiliated entities, managers, members, officers, employees, legal counsel, agents and controlling persons (within the meaning of the federal securities laws), and the officers, directors, partners, stockholders, members, managers, employees, legal counsel, agents and controlling persons of any of them. These indemnification provisions shall be in addition to any liability, which the Company may otherwise have to any Indemnified Party.

If any action, suit, proceeding or investigation is commenced, as to which an Indemnified Party proposes to demand indemnification, it shall notify the Company with reasonable promptness; provided, however, that any failure by an Indemnified Party to notify the Company shall not relieve the Company from its obligations hereunder, except to the extent that such Indemnified Party’s failure has materially prejudiced the Indemnifying Party’s rights or materially increased its liabilities and obligations hereunder. An Indemnified Party shall have the right to retain counsel of its own choice to represent it at its own expense. Any such counsel shall, to the extent consistent with its professional responsibilities, cooperate with the Company and any counsel designated by the Company. The Company shall be liable for any settlement of any claim against any Indemnified Party made with the Company’s written consent. The Company shall not, without the prior written consent of Placement Agent, settle or compromise any claim, or permit a default or consent to the entry of any judgment in respect thereof, unless such settlement, compromise or consent (i) includes, as an unconditional term thereof, the giving by the claimant to all of the Indemnified Parties of an unconditional release from all liability in respect of such claim, and (ii) does not contain any factual or legal admission by or with respect to an Indemnified Party or an adverse statement with respect to the character, professionalism, expertise or reputation of any Indemnified Party or any action or inaction of any Indemnified Party.

In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these indemnification provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification in such case, then the Company shall contribute to the Losses to which any Indemnified Party may be subject (i) in accordance with the relative benefits received by the Company and its stockholders, subsidiaries and affiliates, on the one hand, and the Indemnified Party, on the other hand, and (ii) if (and only if) the allocation provided in clause (i) of this sentence is not permitted by applicable law, in such proportion as to reflect not only the relative benefits, but also the relative fault of the Company, on the one hand, and the Indemnified Party, on the other hand, in connection with the statements, acts or omissions which resulted in such Losses as well as any relevant equitable considerations. No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for fraudulent misrepresentation. The relative benefits received (or anticipated to be received) by the Company and its stockholders, subsidiaries and affiliates shall be deemed to be equal to the aggregate consideration payable or receivable by such parties in connection with the transaction or transactions to which the Agreement relates relative to the amount of fees actually received by Placement Agent in connection with such transaction or transactions. Notwithstanding the foregoing, in no event shall the amount contributed by all Indemnified Parties exceed the amount of fees previously received by Placement Agent pursuant to the Agreement.

Neither termination nor completion of the Agreement shall affect these Indemnification Provisions which shall remain operative and in full force and effect. The Indemnification Provisions shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Indemnified Parties and their respective successors, assigns, heirs and personal representatives.